THIS PROPOSAL HAS PASSED

			Proxy Results - ML Series Fund, Inc. -ML Natural Resources Portfolio
			Meeting Date: November 17, 2003
			Record Date: September 12, 2003
			As of: November 17, 2003

				Units Voted

			Votes Needed
	Shares Needed	Outstanding	50% +1 of				Total Units
	To Pass	Shares	2/3rds	For	Against	Abstain	Voted

Plan of Reorganization of ML Series Fund, Inc. - ML Natural Resources Portfolio	-632,838	1,501,776	500,593	1,133,431	164,376	203,968	1,501,775
into ML Series Fund, Inc. - ML Global Allocation Portfolio

Voting Requirements:
The Quorum consists of a majority of the outstanding shares entitled to vote at the Meeting, present in person or by proxy.

The approval of the Proposal requires the affirmative vote of the shareholders of at least two-thirds of the outstanding shares entitled to vote.